Mark Crone Managing Partner mcrone@cronelawgroup.com Eleanor Osmanoff Partner eosmanofflaw@cronelawgroup.com

VIA EDGAR

March 15, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade & Services

Division of Corporation Finance

Washington, D.C. 20549

Attn: Alyssa Wall

Re:	Re: Protopia Global Holdings Inc. Registration Statement on Form S-1 Filed January 20, 2023 File No. 333-269343

Ms. Wall:

On behalf of our client, Protopia Global Holdings Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 17, 2023 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Registration Statement on Form S-1

Cover Page

1. Please expand your disclosure to reflect the adoption of the Consolidated Appropriations Act which amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the Commission must impose an initial trading prohibition from three years to two years. Please make similar revisions throughout wherever you discuss the HFCAA.

Response: In response to this comment, the Company made revisions throughout Amendment No. 1, including statements that the HFCAA was amended by the Consolidated Appropriations Act, under which the Commission is required to impose an initial or subsequent trading prohibition from three years to two years.

2. Please provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiary or to investors, and quantify the amounts where applicable.

Response: In response to this comment, the Company added statements on the cover page that as of the date of this prospectus, there have been no cash and asset transfers between the Company and its Hong Kong subsidiary.

3. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiary or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: As of the date of this prospectus, the Company has not established or maintained any cash management policies that dictate the purpose, amount and procedure of fund transfers among the Company, our subsidiary, or investors. The Company added this statement on the cover page and in the prospectus summary of Amendment No. 1.

Prospectus Summary, page 1

4. In your prospectus summary, please disclose each permission that you or your subsidiary are required to obtain from Hong Kong and Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiary’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also disclose whether you relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals required to operate your business and to offer securities to investors. If you did not rely on an opinion of counsel, please state as much and explain why such an opinion was not obtained.

Response: The Company engaged its PRC counsel, Guangdong Wesley Law Firm, and as advised by its PRC counsel, currently neither the Cayman holding company nor our Hong Kong subsidiary is required to obtain permissions or approvals from the China Securities Regulatory Commission (the “CSRC”), the CAC, or approvals from any PRC national authorities to operate their businesses or to issue the Ordinary Shares to foreign investors. In response to the Staff’s comment, we expanded disclosures of risks and consequences if such permissions or approvals will be required in the future.

Risk Factors Summary

Risks Related to Doing Business in Hong Kong and China, page 2

5. Please expand your summary of the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors to include the risk that rules and regulations in China can change quickly with little advance notice.

Response: The Company does not have operations in China and its structure, which consists of ordinary parent-subsidiary relationships, is not designed to deal with any type of prohibition on direct investment in Hong Kong companies and is lawful under Hong Kong law. The Company has added an additional risk factor in the risk factors summary that its structure presents unique risks as our investors, because pursuant to the “long arm” provisions of the laws and regulations of the mainland PRC, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and the Company’s assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. The Company also revised its existing individual risk factor and provided a cross-reference to that existing individual risk factor.

6. Please revise your summary risk factors related to doing business in Hong Kong and China to include cross-references to the relevant individual detailed risk factors.

Response: In response to this comment, the Company added cross-references to the individual detailed risk factors for the summary risk factors related to doing business in Hong Kong and China.

Cash Transfers and Dividend Distributions, page 5

7. We note your disclosure regarding distributions to Chinese operating entities. Please expand your disclosure to identify and discuss these Chinese operating entities or revise to refer to your Hong Kong operating entities, if more accurate.

Response: In response to this comment, the Company corrected this disclosure that at the time of this prospectus, it has only one Hong Kong operating entity and no Chinese operating entities.

Implications of Being an Emerging Growth Company, page 7

8. We note your disclosure in the prospectus summary that you have elected to opt out of the provision of the JOBS Act extended transition period for accounting standards. However, on page 35, you state that you “are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.” Please revise your disclosure to address this discrepancy and clarify whether you will or will not take advantage of the extended transition period.

Response: In response to this comment, the Company corrected the statements in the prospectus summary, making them consistent with the statements included on page 35 that the Company plans to delay the adoption of the new or revised accounting standards until the private company adoption dates.

Risk Factors, page 10

9. In an appropriate place in this disclosure, please include a risk factor that discusses the fact that your officers and directors both before and after the offering will hold a sufficient number of shares that will enable them to control the outcome of matters submitted to shareholders for approval, which may be different or contrary to the outcomes that purchasers in this offering would choose to vote.

Response: In response to this comment, the Company added a risk factor that the Company’s officers and directors currently hold and will continue to hold a sufficient number of shares that will enable them to have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Risks Related to Doing Business in Hong Kong and China

Recent greater oversight by the Cyberspace Administration of China..., page 22

10. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusion that neither you nor the operating entity is subject to review by the CAC. If true, state as much and explain why such an opinion was not obtained.

Response: The Company engaged its PRC counsel, Guangdong Wesley Law Firm, and as advised by its PRC counsel, currently neither the Cayman holding company nor our Hong Kong subsidiary is required to obtain permissions or approvals from the China Securities Regulatory Commission (the “CSRC”), the CAC, or approvals from any PRC national authorities to operate their businesses or to issue the Ordinary Shares to foreign investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 45

11. Please revise your discussion of cash used in operating activities and cash provided from financing activities to be consistent with your statement of cash flows. In this regard, we note you disclose net cash used in operating activities was $(33,419) and net cash provided by financing activities was $127,433; however, your statement of cash flows reflects cash used in operating activities of $(4,695) and net cash provided by financing activities of $98,708.

Response: In response to this comment, the Company corrected the statements regarding cash flows on page 45 of the Amendment No1., making them consistent.

Principal Services and Principal Markets, page 49

12. Revise to describe the materials terms of a typical service agreement with a customer to explain the fee structure, payment terms and duration.

Response: In response to this comment, the Company added the description of a typical service agreement with a customer, including the fee structure, payment terms and duration.

Business

Properties, Plants and Equipment, page 52

13. We note your disclosure on page 52 that the company utilizes office space and equipment of Flywheel Financial Strategy Ltd at no cost to the company. Please disclose if there is an agreement in place with Flywheel Financial Strategy Ltd to provide the office space free of charge, and how long this agreement will last. If there is not an agreement in place, please disclose this and state that Flywheel Financial Strategy Ltd is free to discontinue providing the office space gratuitously at any time and without notice. Refer to Item 102 of Regulation S-K.

Response: In response to this comment, the Company added the statement that currently there is no agreement in place with Flywheel Financial Strategy Ltd, and that Flywheel Financial Strategy Ltd is free to discontinue providing the office space gratuitously at any time and without notice.

Regulations, page 53

14. You acknowledge the need to comply with the Hong Kong Personal Data (Privacy) Ordinance, however, your disclosure does not speak to the nature of the regulation, how it applies to your business and the efforts you have undertaken to comply with the regulation. Please revise, consistent with Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Response: In response to this comment, the Company added the disclosures regarding the Hong Kong Personal Data (Privacy) Ordinance in this Amendment No. 1.

Management, page 60

15. Please revise your disclosure to comply with the requirements of Regulation S-K Item 401. Specifically, please indicate the term of office as officer or director and the period during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person) pursuant to which he was selected as a director or officer. Please also describe the business experience of each director and officer during the past five years and any other directorships held, as well as whether the director or officer has been involved in certain legal proceedings as described in Item 401(f). In this regard, your disclosure on page 13 indicates that your officers and directors are involved in other business activities and may face conflicts of interests, however, it is not clear what the other business activities constitute.

Response: In response to this comment, the Company revised statements in accordance with Regulation S-K Item 401 and added the activities in which our directors and officers are currently being involved, in addition to serving as the Company’s directors and officers.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

16. Please disclose your fiscal year end.

Response: In response to this comment, the Company has revised the disclosure on page F-7 of the Amendment No 1. for the matter.

3. Summary of Significant Accounting Policies

Deferred offering costs, page F-9

17. We note your policy that deferred offering costs will be charged to operations. Please tell us your consideration of SAB Topic 5:A when determining this policy.

Response: In response to this comment, the Company has revised the disclosure on page F-9 of the Amendment No. 1.

Income taxes, page F-9

18. We note your disclosure that no income taxes are reflected in your financial statements since there is no taxation imposed by the Government of the Cayman Islands. Please tell us your consideration of reflecting taxes related to your Hong Kong subsidiary.

Response: In response to this comment, the Company has revised the disclosure on page F-10 of the Amendment No. 1.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff, Esq
Eleanor Osmanoff